                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               __________________

                                    FORM T-3

                FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                     UNDER THE TRUST INDENTURE ACT OF 1939
                               __________________

                               JPS CAPITAL CORP.
                              (Name of applicant)

                        300 Delaware Avenue - Suite 1704
                           Wilmington, Delaware 19801
                    (Address of principal executive offices)
                               __________________

          SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

              Title of Class                            Amount
              --------------                            ------
         Contingent Payment Notes           $34,000,000(subject to adjustment
                                               as provided in the Indenture)

       Approximate date of proposed public offering:  September 22, 1997.
       --------------------------------------------

                     Name and Address of agent for service:
                     -------------------------------------
                                David H. Taylor
                    Vice President, Treasurer and Secretary
                               JPS Capital Corp.
                        300 Delaware Avenue - Suite 1704
                           Wilmington, Delaware 19801
                                 (864) 239-3900

                                   Copies to:

        Simeon Gold, Esq.                   Lawrence A. First, Esq.
    Weil, Gotshal & Manges LLP      Fried, Frank, Harris, Shriver & Jacobson
         767 Fifth Avenue                    One New York Plaza
     New York, New York 10153            New York, New York  10004
         (212) 310-8000                       (212) 859-8000

          The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the obligor.


                              Page 1 of 11 Pages
                      (Exhibit Index Appears on Page 11)

                                    GENERAL

1.  GENERAL INFORMATION.  Furnish the following information as to the applicant:

              (a) Form of organization:

                  A corporation.

              (b) State or other sovereign power under the laws of which organized:

                  Delaware.


2. SECURITIES ACT EXEMPTION APPLICABLE. State briefly the facts relied upon by the applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933, as amended, is not required.

          JPS Capital Corp., a Delaware corporation ("Applicant") and wholly-owned subsidiary of JPS Textile Group, Inc., a Delaware corporation ("JPS Textile"), intends to issue its Contingent Payment Notes (the "Contingent Notes") on the effective date (the "Effective Date") of the joint plan of reorganization under chapter 11 of title 11, United States Code (the "Bankruptcy Code") proposed by Applicant and JPS Textile, dated August 1, 1997 (the "Joint Plan"). On August 1, 1997, JPS Textile filed with the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court") a voluntary petition for relief under chapter 11 of the Bankruptcy Code, the Joint Plan, and a related disclosure statement by JPS Textile and Applicant, dated June 25, 1997 (the "Disclosure Statement"). The Disclosure Statement is included as Exhibit T3E.1 hereto. Pursuant to an order of the Bankruptcy Court, entered August 1, 1997, a hearing to consider the adequacy of the Disclosure Statement has been scheduled for September 9, 1997 and a hearing to consider confirmation of the Joint Plan has been scheduled to follow immediately thereafter. Accordingly, if the Joint Plan is confirmed on such date, the Effective Date may occur, and the Contingent Notes may be issued by Applicant, on or about September 22, 1997.

          If the Joint Plan is confirmed by the Bankruptcy Court, on the Effective Date, the holders of $186,020,318 in face amount of JPS Textile's senior publicly held bonds (the "Old Debt Securities") issued under previously qualified indentures (the "Old Indentures") will receive, in satisfaction thereof, among other things, an aggregate of (i) $14 million in cash, (ii) approximately 93.3% of the issued and outstanding shares of JPS Textile's common stock to be issued under the Joint Plan, and (iii) $34 million in initial principal amount (subject to adjustment as provided in the indenture governing the Contingent Notes (the "Indenture")) of the Contingent Notes.

          JPS Textile and Applicant are relying on Section 3(a)(9) of the Securities Act of 1933, as amended (the "Securities Act"), to exempt from the registration requirements of such act (and of any equivalent state securities or "blue sky" laws) any offer of the Contingent Notes which may be deemed to be made by JPS Textile or Applicant, as the case may be, pursuant to the solicitation of votes on the Joint Plan. Neither JPS Textile nor Applicant has any contract, arrangement or understanding relating to, nor did either of them directly or indirectly, pay any commission or other remuneration to any broker, dealer, salesperson, agent or any other person for, soliciting votes to accept or reject the Joint Plan or soliciting the exchange of any Old Debt Securities for any Contingent Notes. None of the financial advisors to JPS Textile or an informal committee comprised of certain holders of the Old Debt Securities or their representatives (the "Committee"), the voting agent with respect to the tabulation of

                               Page 2 of 11 Pages
votes on the Joint Plan, the trustees under the Old Indentures, the proposed trustee under the Indenture, nor any broker, dealer, salesperson, agent or any other person, has been engaged or authorized to express any statement, opinion, recommendation or judgment with respect to the relative merits and risks of the solicitation, the value and terms of the Contingent Notes, or the Joint Plan (and the transactions contemplated thereby). No cash payment has been or will be made by any holder of the Old Debt Securities in connection with the issuance of the Contingent Notes or the transactions contemplated by the Joint Plan. JPS Textile has paid the voting agent reasonable and customary compensation for its services in connection with the tabulation of votes on the Joint Plan, plus reimbursement for its reasonable out-of-pocket disbursements. JPS Textile has paid the reasonable fees and reimbursed the out-of-pocket expenses of the Old Debt Securities trustees for acting as trustees under the Old Indentures. JPS Textile will pay the reasonable fees and reimburse the out-of-pocket expenses of the Contingent Note trustee for acting as trustee under the Indenture. JPS Textile has paid The Blackstone Group, L.P. for financial advisory services in connection with the restructuring (which services do not include the solicitation of holders of Old Debt Securities). In addition, JPS Textile has paid Houlihan Lokey Howard & Zukin, Inc. for financial advisory services rendered to the Committee in connection with the restructuring (which services do not include the solicitation of holders of Old Debt Securities). In addition, brokers, dealers, commercial banks, trust companies and other nominees will be reimbursed by JPS Textile for customary mailing and handling expenses incurred by them in forwarding material to their customers.

          With respect to the offer and exchange of Contingent Notes on the Effective Date as described above, JPS Textile and Applicant intend to rely on the exemption from the registration requirements of the Securities Act, and equivalent state securities and "blue sky" laws, provided by Section 1145(a)(1) of the Bankruptcy Code. Section 1145 of the Bankruptcy Code exempts from such registration the offer or sale under a chapter 11 plan of securities of the debtor or of an affiliate participating in a joint plan with the debtor, if such securities are offered or sold in exchange for a claim against, or equity interest in, such debtor or affiliate. In reliance upon this exemption, the Contingent Notes to be issued on the Effective Date as provided in the Joint Plan will be exempt from the registration requirements of the Securities Act, and equivalent state securities and "blue sky" laws.

                              Page 3 of 11 Pages

                                  AFFILIATIONS

3. AFFILIATES. Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other bases of control.


                             AS OF AUGUST 18, 1997
                             ---------------------


                                              Percentage of
  Applicant's Controlled Affiliates         Voting Securities
  (i.e., wholly owned subsidiaries)         Owned by Applicant
  ---------------------------------         ------------------

     None.


  Applicant's Controlling Affiliates         Bases of Control
  ----------------------------------         ----------------

     JPS Textile Group, Inc.                       (1)


(1) JPS Textile is the owner of 100% of the outstanding shares of common stock, par value $.01 per share, of Applicant.


                    ON THE EFFECTIVE DATE OF THE JOINT PLAN
                    ---------------------------------------

     The corporate structure of Applicant will not change from the structure described above.


                              Page 4 of 11 Pages

                             MANAGEMENT AND CONTROL

4. DIRECTORS AND EXECUTIVE OFFICERS. List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers. Indicate all offices with the applicant held or to be held by each person named.

                             AS OF AUGUST 18, 1997
                             ---------------------

Name                   Mailing Address                   Office
----                   ---------------                   -------

Steven M. Friedman     c/o Eos Partners, L.P.            Director
                       320 Park Avenue
                       New York, New York 10022

Donald Bromley         c/o JPS Capital Corp.             Controller
                       300 Delaware Avenue
                       Suite 1704
                       Wilmington, Delaware 19801

Alain M. Oberrotman    c/o Odyssey Partners, L.P.        Director, Assistant
                       31 West 52nd Street               Treasurer and Assistant
                       New York, New York 10019          Secretary

Jerry E. Hunter        c/o JPS Textile Group, Inc.       Chairman of the Board,
                       555 N. Pleasantburg Drive         Chief Executive Officer,
                       Suite 202                         President and Chief
                       Greenville, South Carolina 29607  Operating Officer

David H. Taylor        c/o JPS Textile Group, Inc.       Director, Vice President,
                       555 N. Pleasantburg Drive         Treasurer and Secretary
                       Suite 202
                       Greenville, South Carolina 29607

Muzzafar Mirza         c/o Odyssey Partners, L.P.        Director
                       31 West 52nd Street
                       New York, New York 10019

Marc C. Particelli     c/o Odyssey Partners, L.P.        Director
                       31 West 52nd Street
                       New York, New York 10019

                    ON THE EFFECTIVE DATE OF THE JOINT PLAN
                    ---------------------------------------

          The individuals who will serve as directors and executive officers of JPS Textile commencing on the Effective Date are identified on Exhibit 4 to the Disclosure Statement. The future directors and executive officers of Applicant will be appointed by the new directors of JPS Textile.



                              Page 5 of 11 Pages

5. PRINCIPAL OWNERS OF VOTING SECURITIES. Furnish the following information as to each person owning 10% or more of the voting securities of the applicant.

                             AS OF AUGUST 18, 1997
                             ---------------------

COL. A                         COL. B     COL. C       COL. D
------                         ------     ------       ------
Name and                      Title of    Amount     % of Voting
Mailing Address              Class Owned  Owned   Securities Owned
---------------              -----------  ------  ----------------

JPS Textile Group, Inc.      Common        100          100.00%
555 N. Pleasantburg Drive    Stock         shares
Suite 202
Greenville, SC  29607


                    ON THE EFFECTIVE DATE OF THE JOINT PLAN
                    ---------------------------------------

                    The ownership of the voting securities of Applicant will not change from that described above.

                                  UNDERWRITERS

6. UNDERWRITERS. Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the applicant which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

     (a) No person has acted as an underwriter of any securities of Applicant, within three years prior to the date hereof, which securities are outstanding on the date hereof.

     (b) No person will act as underwriter of the Contingent Notes to be issued.


                               CAPITAL SECURITIES

7. CAPITALIZATION. (a) Furnish the following information as to each authorized class of securities of the applicant.


                             AS OF AUGUST 18, 1997
                             ---------------------

COL. A                    COL. B           COL. C
------                    ------           ------
Amount Outstanding    Title of Class  Amount Authorized
------------------    --------------  -----------------

100 shares            Common Stock    1,000 shares



                              Page 6 of 11 Pages

         ON THE EFFECTIVE DATE OF THE JOINT PLAN
         ---------------------------------------

       COL. A               COL. B             COL. C
       ------               ------             ------
Amount Outstanding     Title of Class    Amount Authorized
------------------     --------------    -----------------

100 shares             Common Stock      1,000 shares

$34,000,000 initial    Contingent Notes  $34,000,000 initial
principal amount                         principal amount
(subject to adjustment                   (subject to adjustment as
as provided in the                       provided in the Indenture)
Indenture)

          (b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

          Each share of common stock of Applicant will be entitled to one vote, and Applicant's Restated Certificate of Incorporation will not provide for cumulative voting. The Contingent Notes are not entitled to any voting rights.

                              INDENTURE SECURITIES

8. ANALYSIS OF INDENTURE PROVISIONS. Insert at this point the analysis of indenture provisions required under Section 305(a)(2) of the Trust Indenture Act of 1939.

          All references to the Indenture herein refer to the Contingent Note Indenture (the "Indenture") to be dated as of the Effective Date among Applicant, JPS Textile and the trustee thereunder (the "Trustee"). Capitalized terms used in this section 8 which are not otherwise defined below or elsewhere in this Application on Form T-3 have the respective meanings assigned to them in the Indenture. A copy of the Indenture, including the form of Contingent Note, is attached as Exhibit 1.C to the Disclosure Statement.

          (A)  EVENTS OF DEFAULT AND WITHHOLDING OF NOTICE.  The Indenture does
               -------------------------------------------
not provide for any events of default or acceleration of maturity of the Contingent Notes. The exercise of remedies will be limited to the following:
(i) a suit seeking damages against JPS Textile for failing to deposit sufficient funds for a redemption in accordance with its prior notice thereof (given in its sole discretion) or for breach by JPS Textile of any covenant made by JPS Textile under the Indenture, (ii) a suit to compel Applicant to make a redemption for which it has received funds from JPS Textile, (iii) a suit against Applicant seeking to recover unpaid principal and interest at maturity, and (iv) a suit seeking to enforce by means of specific performance any provision of the Contingent Notes or the Indenture. The rights of the individual holders of the Contingent Notes to pursue remedies with respect to such notes and the Indenture will be limited to instances in which the Trustee has failed to pursue a remedy within sixty days after receipt of the request and offer of indemnity (if any) of holders made in compliance with the provisions of the Indenture.


                              Page 7 of 11 Pages

          (B)  AUTHENTICATION AND DELIVERY OF CONTINGENT NOTES; APPLICATION OF
               ---------------------------------------------------------------
PROCEEDS.  Each Contingent Note will be signed by an Officer of Applicant and
--------
Applicant's seal will be reproduced on each Contingent Note. A Contingent Note will not be valid until authenticated by the manual signature of the Trustee, such signature to be conclusive evidence that the Contingent Note has been authenticated under the Indenture. There will be no proceeds from the issuance of the Contingent Notes because such securities (together with certain property and securities of JPS Textile) will be issued or distributed pursuant to a plan of reorganization confirmed by the Bankruptcy Court in exchange for the satisfaction and discharge of certain claims arising from ownership of certain securities of and claims against the debtor in the bankruptcy case. Accordingly, no provisions are contained in the Indenture with respect to the use by Applicant of proceeds of the issuance of the Contingent Notes.

          (C)  RELEASE OF COLLATERAL.  Not applicable.
               ---------------------

          (D)  SATISFACTION AND DISCHARGE. The Indenture provides that it will
               --------------------------
be discharged (i) upon delivery for cancellation of all outstanding Contingent Notes theretofore authenticated and issued and the payment by Applicant of all amounts payable under the Indenture, or (ii) upon the occurrence of an automatic cancellation of all outstanding Contingent Notes pursuant to Section 3.06 of the Indenture.

          The restated certificate of incorporation of the Applicant will prohibit the Applicant from redeeming any portion of the Contingent Notes prior to maturity, except that the Board of Directors of JPS Textile may (but under no circumstances will it be required to), from time to time, in its discretion, give notice of its intent to deposit funds to be used by the Applicant to redeem all or a portion of the Contingent Notes, and such deposits will constitute capital contributions to the Applicant. Upon the giving of such notice, JPS Textile will be obligated to deposit such funds, and following the making of that deposit, the Applicant will be required to use the same to redeem a portion of the Contingent Notes.

          The restated certificate of incorporation of each of JPS Textile and the Applicant will restrict JPS Textile and the Applicant from entering into any transaction that would, directly or indirectly, prohibit, restrict, delay, or hinder the payment of any amounts due under the Contingent Notes upon maturity, without the unanimous consent of the holders of the common stock of JPS Textile. Neither JPS Textile, the Applicant nor any other entity will have the power or authority to, directly or indirectly, prohibit, restrict, delay, or hinder the payment of any amounts due under the Contingent Notes upon maturity. However, nothing in the Joint Plan or any related documents may restrict the actions taken by JPS Textile or its tax affiliates in connection with their resolution of their liabilities (if any) for Taxes (as defined in the Indenture).

          (E)  EVIDENCE OF COMPLIANCE WITH CONDITIONS AND COVENANTS.  Applicant
               ----------------------------------------------------
is required to furnish the Trustee (within 105 days after the end of each fiscal year and within 60 days after the end of each fiscal quarter) a statement of certain officers of Applicant as to whether each of Applicant and its Subsidiaries has kept, observed, performed and fulfilled its obligations under the Indenture.

9. OTHER OBLIGORS. Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities.

                              Page 8 of 11 Pages

There is no other person who is an obligor upon the Contingent Notes; however, JPS Textile is a party to the Indenture and has certain obligations thereunder.

CONTENTS OF APPLICATION FOR QUALIFICATION. This application for qualification comprises:

(a)  Pages numbered 1 to 10, consecutively.

(b) The statement of eligibility and qualification of the Trustee under the Indenture to be qualified (on Form T-1).

(c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the Trustee:

     Exhibit T3A.1  Certificate of Incorporation of Applicant, currently in effect.

     Exhibit T3A.2  Form of Restated Certificate of Incorporation of Applicant.

     Exhibit T3B.1  Existing By-laws of Applicant.

     Exhibit T3B.2  Form of Amended and Restated By-laws of Applicant.

     Exhibit T3C    Form of Indenture to be qualified (including form of
                    Contingent Note, attached as Exhibit A thereto).

     Exhibit T3D    Not Applicable.

     Exhibit T3E.1  Disclosure Statement, dated June 25, 1997 (including the appendices and exhibits attached thereto).

     Exhibit T3E.2  Forms of Ballots.

     Exhibit T3E.3  Forms of Master Ballots.

     Exhibit T3E.4  Letter to Securityholders and Creditors from the Chairman of the Board of Directors and Chief Executive Officer of JPS Textile.

     Exhibit T3F    See the Cross-reference sheet contained in the Indenture
                    filed herewith as Exhibit T3C.

     Exhibit 25 Statement of eligibility and qualification of the Trustee under the Indenture to be qualified (on Form T-1).

                              Page 9 of 11 Pages

                                   SIGNATURE

     Pursuant to the requirements of the Trust Indenture Act of 1939, applicant, JPS Capital Corp., a corporation organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Greenville in the State of South Carolina, on the 21st day of August, 1997.


                                  JPS CAPITAL CORP.


(SEAL)                            By:  /s/  Jerry E. Hunter
                                     -----------------------------------
                                     Name:  Jerry E. Hunter
                                     Title: Chairman of the Board,
                                            Chief Executive Officer, President
                                            and Chief Operating Officer


Attest: By:  /s/  David H. Taylor
           -----------------------------------
           Name:  David H. Taylor
           Title: Vice President,
                  Treasurer and
                  Secretary


                              Page 10 of 11 Pages

                                 EXHIBIT INDEX

Exhibit Name
and Number                                                                      Page No.
------------                                                                    --------

Exhibit T3A.1  Certificate of Incorporation of Applicant, currently in effect./*/

Exhibit T3A.2  Form of Restated Certificate of Incorporation of Applicant./**/

Exhibit T3B.1  Existing By-laws of Applicant./*/

Exhibit T3B.2  Form of Amended and Restated By-laws of Applicant./**/

Exhibit T3C    Form of Indenture to be qualified (including form of Contingent
               Note, attached as Exhibit A thereto)./**/

Exhibit T3D    Not Applicable.

Exhibit T3E.1  Disclosure Statement, dated June 25, 1997 (including the appendices and exhibits attached thereto)./**/

Exhibit T3E.2  Forms of Ballots./*/

Exhibit T3E.3  Forms of Master Ballots./*/

Exhibit T3E.4  Letter to Securityholders and Creditors from the Chairman of the
               Board of Directors and Chief Executive Officer of JPS
               Textile./**/

Exhibit T3F    See the Cross-reference sheet contained in the Indenture filed herewith as Exhibit T3C.

Exhibit 25 Statement of eligibility and qualification of the Trustee under the Indenture to be qualified (on Form T-1)./*/

______________
*  Filed herewith.
** Previously filed as an exhibit to JPS Textile's Current Report on Form 8-K, filed on July 2, 1997 and incorporated herein by reference.


                              Page 11 of 11 Pages